No. 812-13754

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

Apollo Investment Corporation, Apollo Asset Management, LLC, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/JH Loan Portfolio, L.P., Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo Distressed Fund Limited, Permal Apollo Value Investment Fund, Ltd., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-1, Ltd., ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments, L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, ARM I, LLC, ARM II, LLC, ARM Operating LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo Asia Opportunity Fund, L.P., Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC

9 West 57th Street

New York, NY 10019

All Communications, Notices and Orders to:

Patrick J. Dalton

President and Chief Operating Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0176	Richard Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-2790

November 22, 2011

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Apollo Investment Corporation, Apollo Asset Management,

LLC, AIC Credit Opportunity Fund LLC, Apollo Investment

Management, L.P., Apollo Management VI, L.P., Apollo

Management VII, L.P., Apollo Global Real Estate

Management, L.P., Apollo Capital Management, L.P., Apollo

SVF Management, L.P., Apollo Value Management, L.P.,

Apollo Asia Management, L.P., Apollo Europe Management,

L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity

Management, L.P., Apollo Credit Opportunity Management,

LLC, AGRE CMBS Management LLC, Apollo Credit

Management II, L.P., Apollo Credit Management (CLO),

LLC, Apollo Credit Management II GP, LLC, Apollo

Palmetto Athene Advisors, L.P., Athene Asset Management,

LLC, Apollo Principal Holdings IX GP, Ltd., Apollo

Principal Holdings V GP, LLC, Apollo Credit Management,

LLC, Apollo Alternative Assets, L.P., Apollo Palmetto

Strategic Partnership, L.P., Apollo Credit Liquidity Fund,

L.P., ACLF Co-Investment Fund, L.P., AP Investment

Europe Limited, Apollo Strategic Value Master Fund, L.P.,

Apollo Special Opportunities Managed Account, L.P., Apollo

Value Investment Master Fund, L.P., Apollo Asia

Opportunity Master Fund, L.P., Apollo Investment Europe

II, L.P., Apollo European Principal Finance Fund, L.P.,

Apollo Credit Opportunity Fund I, L.P., Apollo Credit

Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P.,

Apollo Investment Fund VI, L.P., Apollo Overseas Partners

VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P.,

Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo

Overseas Partners (Germany) VI, L.P., Apollo Investment

Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo

Overseas Partners (Delaware) VII, L.P., Apollo Overseas

Partners (Delaware 892) VII, L.P., Apollo Investment Fund

(PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc.,

ACREFI Management, LLC, AP Alternative Assets, L.P.,

Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA

Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit

Senior Loan Fund, L.P., Apollo European Principal Finance

Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P.,

Apollo Principal Holdings V, L.P., Apollo Senior Floating

Rate Fund Inc., Apollo/JH Loan Portfolio, L.P.,

Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo

Distressed Fund Limited, Permal Apollo Value Investment

Fund, Ltd., ALM IV, Ltd., AGRE U.S. Real Estate Fund,

L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC,

COF II CLO II, LLC, ALM Loan Funding 2010-1, Ltd.,

ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding

2010-3, Ltd., A-A European Senior Debt Fund, L.P, Apollo

Management Singapore Pte. Ltd., Apollo European Strategic

Management, L.P., Apollo European Strategic Investments,

L.P., Apollo Residential Mortgage, Inc., ARM Manager,

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

LLC, Apollo Global Real Estate Management GP, LLC,

AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC,

ARM I, LLC, ARM II, LLC, ARM Operating LLC, Apollo

Natural Resources Partners, L.P., Apollo Commodities

Management, L.P., Financial Credit Investment I, L.P.,

Financial Credit Investment I Manager, LLC, A-A European

Senior Debt Fund, L.P., Apollo European Senior Debt

Management, LLC, Apollo Asia Opportunity Fund, L.P.,

Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo

Credit Management (Senior Loans), LLC

9 West 57th Street

New York, NY 10019

(212) 515-3450

File No. 812-13754

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) )

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) as modified by the exemptive rules adopted by the Commission under the Act:

•	Apollo Investment Corporation (“AIC”),

•	Apollo Asset Management, LLC (“AAM”), an investment manager wholly owned by AIC,

•	AIC Credit Opportunity Fund LLC, a special purpose investment holding vehicle owned by AIC (together with its wholly-owned subsidiaries, “AICCOF”),

•

Apollo Investment Management, L.P., AIC’s investment adviser (“AIM,” and together with AAM and any other investment manager that AIC may in the future directly or indirectly control, the “AIC Advisers”),

•

Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

Credit Opportunity Management, LLC, Apollo Alternative Assets, L.P., ACREFI Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo European Senior Debt Management, LLC, Apollo Credit Management (Senior Loans), LLC, COF II CLO II, LLC, Apollo European Strategic Management, L.P., ARM Manager, LLC, AGRE – CRE Debt Manager, LLC, ARM Operating LLC, Apollo Commodities Management, L.P., and Financial Credit Investment I Manager, LLC (together with any future investment managers affiliated with Apollo Global Management, LLC (other than the AIC Advisers) that manage Future Affiliated Funds (as later defined), “Affiliated Advisers”), and

•

Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo

Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., AP Alternative Assets, L.P. , Apollo Credit Co-Invest I, L.P., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/JH Loan Portfolio, L.P., Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo Distressed Fund Limited, Permal Apollo Value Investment Fund, Ltd., AIE EuroLux S.a.r.l., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC, A-A European Senior Debt Fund, L.P., Apollo Asia Opportunity Fund, L.P., Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., ALM Loan Funding 2010-1, Ltd., ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., Apollo European Strategic Investments, L.P., Apollo Residential Mortgage, Inc., AGRE Debt Fund I, L.P., ARM I, LLC, ARM II, LLC, Apollo Natural Resources Partner, L.P., and Financial Credit Investment I, L.P. (the “Existing Affiliated Funds” and, together with AIC, AICCOF, AAM, AIM and the Affiliated Advisers, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow AIC, AICCOF, and any other investment fund to which AIC (or any entity directly or indirectly controlled by AIC within the meaning of Section 2(a)(9)) may in the future provide investment management services, sponsor, or directly or indirectly control (collectively, the “Future AIC Funds” and, together with AIC and AICCOF, the “AIC Funds”), on the one hand, and the Existing Affiliated Funds, and any current or future entities to which the Affiliated Advisers, AIM or an affiliate (as defined in Section 2(a)(3)(C) of the Act (“Affiliate”)) (other than AAM or any other investment manager that AIC may in the future directly or indirectly control) of either may in the future provide investment management services or sponsor (each a “Future Affiliated Fund” and together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a) of the Act as modified by the exemptive rules adopted by the Commission under the Act (collectively, “Co-Investment Transactions”).

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

I. APPLICANTS

A. APOLLO INVESTMENT CORPORATION AND AIC CREDIT OPPORTUNITY FUND LLC

AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a business development company (“BDC”) under the Act.3 In addition, AIC has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. AIC’s principal place of business is 9 West 57th Street, New York, NY 10019. In connection with its initial public offering, AIC filed a registration statement on Form N-2 (File No. 333-153879) under the Securities Act of 1933. AIC completed its initial public offering of its common stock, par value $0.001 on April 8, 2004, and has raised additional capital through subsequent offerings from time to time.

AIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC’s primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) is to focus on mezzanine debt and senior secured loans, which may include an equity component such as warrants. AIC may also make private equity investments. In addition, AIC and its Affiliates together have the ability to provide “one stop” financing with the ability to hold larger investments than many of AIC’s competitors. The ability to hold larger investments benefits AIC’s stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing AIC to optimize its portfolio composition, (iv) allowing AIC to provide capital to middle market companies, which AIC believes currently have limited access to

[3]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.

AIC’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of eight members, six of whom are not “interested persons” of AIC as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”). Apollo Investment Administration, LLC (“Apollo Administration”) serves as AIC’s administrator pursuant to an administration agreement.

AIC Credit Opportunity Fund LLC, a vehicle owned by AIC to hold certain structured finance transactions, is a Delaware limited liability company. AIC Credit Opportunity Fund LLC may on occasion co-invest with Affiliated Funds.

B. APOLLO INVESTMENT MANAGEMENT, L.P. AND APOLLO INVESTMENT ADMINISTRATION, LLC

AIM, a Delaware limited partnership that is registered under the Investment Advisers Act of 1940, serves as the investment adviser to AIC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.

Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC’s required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC’s stockholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC’s net asset value, oversees the preparation and filing of AIC’s tax returns and the printing and dissemination of reports to AIC’s stockholders, and generally oversees the payment of AIC’s expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of Apollo Global Management, LLC, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

C. EXISTING AFFILIATED FUNDS

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are managed by Affiliated Advisers:

1. Private Equity: The private equity group’s primary investment focus is global private equity, traditional buyout and distress for control investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P. These funds are all managed by Apollo Management VI, L.P.

(b) Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. These funds are all managed by Apollo Management VII, L.P.

2. Capital Markets: The capital markets group was established to complement the private equity group’s business. The capital markets group includes the following Existing Affiliated Funds:

(a) Apollo Palmetto Strategic Partnership, L.P., which is managed by Apollo Capital Management, L.P.

(b) Apollo Credit Liquidity Fund, L.P., which is managed by Apollo Credit Liquidity Management, L.P.

(c) AP Investment Europe Limited and AIE EuroLux S.a.r.l. These funds are managed by Apollo Europe Management, L.P.

(d) Apollo Special Opportunities Managed Account, L.P., Apollo Strategic Value Master Fund, L.P., Lyxor/Apollo Distressed Fund Limited and Permal Apollo Value Investment Fund, Ltd. These funds are managed by Apollo SVF Management, L.P.

(e) Apollo Value Investment Master Fund, L.P., which is managed by Apollo Value Management, L.P.

(f) Apollo Asia Opportunity Master Fund, L.P., which is managed by Apollo Asia Management, L.P.

(g) Apollo Investment Europe II, L.P., which is managed by Apollo Europe Management, L.P.

(h) Apollo European Principal Finance Fund, L.P. and Apollo European Principal Finance Fund (Feeder), L.P., which are managed by Apollo EPF Management, L.P.

(i) Apollo Credit Opportunity Fund I, L.P. and Apollo Credit Opportunity Fund II, L.P., which are managed by Apollo Credit Opportunity Management, LLC.

(j) Apollo Credit Co-Invest II, L.P., Apollo Credit Co-Invest I, L.P. and ACLF Co-Investment Fund, L.P., which are direct investment vehicles and have no manager.

(k) Apollo Credit Senior Loan Fund, L.P., which is managed by Apollo Credit Management II GP, LLC.

(l) Apollo Principal Holdings IX, L.P., which is managed by Apollo Principal Holdings IX GP, Ltd.

(m) Apollo Principal Holdings V, L.P., which is managed by Apollo Principal Holdings V GP, LLC.

(n) Apollo/JH Loan Portfolio, L.P., which is managed by Apollo Credit Management II GP, LLC.

(o) Apollo/Palmetto Loan Portfolio, L.P., which is managed by Apollo Credit Management II, L.P.

(p) Apollo Senior Floating Rate Fund Inc., which is managed by Apollo Credit Management, LLC.

(q) ALM IV, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(r) ALM Loan Funding V, LLC, which is managed by COF II CLO II, LLC.

(s) ALM Loan Funding 2010-1, Ltd. is managed by Apollo Credit Management (CLO), LLC.

(t) ALM Loan Funding 2010-2 (P), Ltd. is managed by Apollo Credit Management (CLO), LLC.

(u) ALM Loan Funding 2010-3, Ltd. is managed by Apollo Credit Management (CLO), LLC

(v) Apollo Longevity, LLC, which is managed by Apollo Capital Management, L.P.

(w) A-A European Senior Debt Fund, L.P., which is managed by Apollo European Senior Debt Management, LLC

(x) Apollo European Strategic Investments, L.P., which is managed by Apollo European Strategic Management, L.P.

(y) Apollo Residential Mortgage, Inc., which is managed by ARM Manager, LLC.

(z) Apollo Asia Opportunity Fund, L.P., which is managed by Apollo Asia Management, L.P.

(aa) Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., which is managed by Apollo Credit Management (Senior Loans), LLC.

3. Private Equity/Capital Markets: Several Existing Affiliated Funds invest alongside certain existing private equity funds and directly in certain existing capital markets funds and in other sponsored or managed transactions. These Existing Affiliated Funds include:

(a) AP Alternative Assets, L.P., which is managed by Apollo Alternative Assets, L.P.; and

(b) AAA Investments, L.P., which is managed by Apollo Alternative Assets, L.P.

4. Real Estate: The real estate group primarily invests in legacy commercial mortgage-backed securities, commercial first mortgage loans, mezzanine investments and other commercial real estate-related debt investments. Additionally, the real estate group includes real estate funds that focus on opportunistic investments in distressed debt and equity recapitalization transactions. The real estate group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds

(a) Apollo Commercial Real Estate Finance, Inc. (“ACREFI”), which is managed by ACREFI Management, LLC.

(b) AGRE CMBS Fund, L.P., which is managed by AGRE CMBS Management LLC.

(c) AGRE U.S. Real Estate Fund, L.P., which is managed by AGRE NA Management, LLC.

(d) AGRE Debt Fund I, L.P., which is managed by AGRE – CRE Debt Manager, LLC.

(e) ARM I, LLC and ARM II, LLC, which are managed by ARM Operating LLC.

5. Natural Resources:

(a) Apollo Natural Resources Partners, L.P., which is managed by Apollo Commodities Management, L.P. with respect to Series I, is a fund established to capitalize on private equity investment opportunities in the natural resources industry, principally in the metals and mining, energy and select other natural resources sectors.

6. Life Settlements:

(a) Financial Credit Investment I, L.P., which is managed by Financial Credit Investment I Manager, LLC is a fund formed for the purpose of acquiring and managing portfolios of senior life settlements.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act.

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except as follows:

Maryland corporations:

•	Apollo Commercial Real Estate Finance, Inc.; and

•	Apollo Senior Floating Rate Fund Inc.

Cayman Island limited partnerships and limited companies:

•	Apollo Asia Opportunity Master Fund, L.P.;

•	Apollo Strategic Value Master Fund, L.P.;

•	Apollo Value Investment Master Fund, L.P.;

•	Apollo Overseas Partners VI, L.P.;

•	Apollo Overseas Partners (Germany) VI, L.P.;

•	Apollo Overseas Partners VII, L.P.;

•	Apollo Investment Europe II, L.P.;

•	Apollo European Principal Finance Fund, L.P.;

•	Apollo European Principal Finance Fund (Feeder), L.P.;

•	Apollo Principal Holdings IX, L.P.;

•	Apollo Credit Co-Invest I, L.P.;

•	ALM Loan Funding 2010-2 (P), Ltd.;

•	ALM Loan Funding 2010-3, Ltd.;

•	Apollo European Strategic Investments, L.P.;

•	AGRE Debt Fund I, L.P.; and

•	Financial Credit Investment I, L.P.

Alberta, Canada limited partnership:

•	ACLF Co-Investment Fund, L.P.

British Virgin Islands limited company:

•	Permal Apollo Value Investment Fund, Ltd.

Guernsey and Luxemburg entities:

•	AIE EuroLux S.a.r.l., a Luxemburg entity;

•	AAA Investments, L.P., a Guernsey limited partnership;

•	Lyxor/Apollo Distressed Fund Limited, a Guernsey limited liability company;

•	AP Investment Europe Limited, a Guernsey limited liability company; and

•	AP Alternative Assets, L.P., a Guernsey limited partnership.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the AIC Funds by virtue of the fact that the AIC Funds’ and the Affiliated Funds’ respective investment advisers/managers are under common control.

II. SCENARIOS REQUIRING RELIEF

A. OVERVIEW

1. Mechanics of Co-Investment Transactions

Generally, opportunities for Co-Investment Transactions arise from time to time when advisory personnel of one or more AIC Advisers or one or more Affiliated Advisers (each, an “Adviser” and collectively, “Advisers”) become aware of investment opportunities that are appropriate for both an AIC Fund and an Affiliated Fund. Upon issuance of the requested Order, in such cases, investment opportunities that are presented to an Affiliated Fund may be referred to an AIC Fund and vice versa, and such investment opportunities may result in a Co-Investment Transaction. A protocol applies for Co-Investment Transactions, which is designed to ensure the fairness of Co-Investment Transactions to the AIC Fund.

For each such referral, AIM will independently analyze and evaluate the investment opportunity as to its appropriateness for AIC. After AIM considers the factors applicable to each transaction, including, among other things, AIC’s investment objective and strategies, any applicable investment restrictions or considerations (including AIC’s risk, regulatory, and investment concentration parameters and/or any other relevant restrictions or considerations (for example, without limitation, parameters such as geography, industry, issuer, volatility, leverage or other similar risk metrics)), the amount AIC can invest in such investment, the relationship between the investment opportunity and AIC’s investment strategies, AIC’s available funds, the market conditions, any regulatory requirements (including permitted leverage), the size, liquidity and duration of the investment opportunity, supply or demand for an investment opportunity at a given price level, the extent of any potential required additional investment in a portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion or exchange privileges or other similar rights to acquire additional securities of or interests in the issuer, the extent of the involvement of investment professionals at the company, and other pertinent factors particular to AIC, if it determines that the opportunity is appropriate for AIC and one or more Affiliated Funds has also confirmed its desire to participate, AIC will only participate in such Co-Investment Transaction if the Board, after appropriate consideration, approves it.4

With respect to AIC Funds other than AIC (collectively, the “AIC Downstream Funds”), their respective investment managers will independently analyze and evaluate each investment opportunity referred to them by an Affiliated Fund. To the extent required under the conditions of this Application, each AIC Downstream Fund will have a transaction committee or an advisory committee consisting either of AIC’s Board or of at least one member who is not affiliated with any AIC Fund or Affiliated Fund or who is an individual (otherwise unaffiliated with the AIC Downstream Fund or Apollo Global

[4]	For purposes of this Application, approval by AIC’s Board may be effected by a majority approval of the Co-Investment Approval Committee, which would consist, for each Co-Investment Transaction, of the directors of the Board eligible to vote on that Co-Investment Transaction within the meaning of Section 57(o) (the “Eligible Directors”).

Management (as defined below) generally) engaged by the AIC Downstream Fund solely for the purpose of providing an independent role (AIC’s Board or such individual, the “Independent Party”) with veto power over investments with affiliated entities. All Co-Investment Transactions between an AIC Downstream Fund and an Affiliated Fund must be approved by the AIC Downstream Fund’s Independent Party. Thus, in a Co-Investment Transaction, if the applicable investment manager determines that the opportunity is suitable for an AIC Downstream Fund, and an Affiliated Fund has confirmed its desire to also participate, the investment manager will forward the opportunity to the AIC Downstream Fund’s Independent Party for consideration.

Determinations regarding when the AIC Funds and the Existing Affiliated Funds will invest in a particular investment opportunity or decide to exit existing investments are made by the specific fund’s investment adviser or manager (or investment committee thereof) (e.g., the Affiliated Advisers make determinations for the Existing Affiliated Funds and AIM makes determinations for AIC).

From time to time, an Adviser may become aware of an investment opportunity regarding an issuer whose securities are held by one or more AIC Funds and one or more Affiliated Funds. Such an opportunity may consist, for example, of the opportunity to exercise warrants, to restructure the existing securities or to acquire new securities due to growth of the business. Such opportunities, that when exercised by the AIC Fund on the one hand and an Affiliated Fund on the other, would violate Section 57(a) as modified by the exemptive rules adopted by the Commission under the Act, are a specific type of Co-Investment Opportunity defined for purposes of the proposed Order as “Follow-On Transactions” and are administered in a parallel fashion to initial Co-Investment Transactions.

2. Reasons for Co-Investment Transactions

AIC (and the AIC Downstream Funds) are currently the only investment vehicles sponsored by an Adviser that focus primarily on investments in mezzanine debt in U.S. private companies. While AIM does not currently provide investment advisory services to anyone else, its services to AIC under the investment advisory and management agreement are not exclusive and, accordingly, it or one of its affiliates may in the future, consistent with its applicable fiduciary duties, furnish similar services to other entities, including entities with investment objectives similar to AIC’s investment objective.

Though the primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) of the AIC Funds is generally different from those of the Existing Affiliated Funds, there nonetheless may be investment opportunities suitable for, and that meet the investment objectives of, both an AIC Fund and one or more of the Affiliated Funds. For example, while the Existing Affiliated Funds that acquire senior debt primarily acquire syndicated or liquid debt, they may, on occasion, acquire illiquid debt in private companies. The ability to co-invest with Affiliated Funds would give AIC greater flexibility to pursue deals and source opportunities in concert with making an investment consistent with AIC’s investment objective and would give AIC more opportunities to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to AIC, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to AIC. AIC believes that all of these benefits could, in turn, potentially enhance value for AIC’s stockholders.

Indeed, AIC’s inability to co-invest with the Affiliated Funds could potentially result in the loss of beneficial investment opportunities for AIC and, in turn, adversely affect AIC’s stockholders. For example, absent the issuance of the requested Order, AIC may lose some investment opportunities where it cannot provide and/ or facilitate “one-stop” financing to potential portfolio companies.

In addition, the Code imposes diversification requirements on companies, such as AIC, that seek certain favorable tax treatment under Subchapter M of the Code, and consequently, in some circumstances AIC might not be able to commit to the entire amount of financing sought by a potential portfolio company. Companies would likely reject an offer of funding by AIC due to its inability to commit the full amount of financing required by the company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which AIC’s investment limits require AIM to arrange a syndication with unaffiliated entities, AIC would likely have to forego fewer suitable investment opportunities, i.e., the ability of AIC to co-invest with Affiliated Funds will increase the number of investment opportunities accessible to AIC.

The BDC structure elected by AIC was created by Congress in 1980 to encourage investment in small- and middle-market companies in order to increase the flow of capital to small, growing businesses. Current credit market conditions have led to a decline in the availability of capital, making it more difficult for BDCs, such as AIC, to raise capital. Simultaneously, the market turbulence has created more opportunities for AIC to make investments consistent with its investment objective and allowed AIC to focus on transactions where its competitive advantages are strongest. The ability to commit larger amounts of financing to portfolio companies in a co-investment situation would give AIC greater flexibility to make larger financing commitments, which would, among other things, increase income and the ability to obtain more favorable investment terms and protections for AIC and provide better access to due diligence information for AIC. In addition, increasing the opportunities available to AIC with a co-investment structure would generate greater deal flow, broaden the market relationships of AIC, and allow AIC to be more selective in choosing its investments so that AIC can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure could all potentially create enhanced value for stockholders of AIC.

The Board believes that AIM, which is led by a team of dedicated and experienced investment professionals, is able to leverage the current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms of Apollo Global Management, LLC, and its affiliated companies (Apollo Global Management, LLC and its affiliated companies other than the Affiliated Funds, the AIC Funds and any portfolio companies thereof, are referred to collectively as, “Apollo Global Management”) to provide AIC with attractive investment opportunities. In addition to deal flow, Apollo Global Management’s investment platform assists AIM in analyzing, structuring and monitoring investments. Apollo Global Management’s senior principals have worked together for over 20 years and lead a team of 540 employees, including 188 investment professionals, as of September 30, 2011. AIC has access to this team, which possesses a broad range of transactional, financial, managerial and investment skills and has offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore and Mumbai. The ability to co-invest with the Affiliated Funds on the terms and conditions outlined in this Application would give

AIC the opportunity to more effectively leverage these resources and would give it greater flexibility to pursue attractive investments and greater diversity than would otherwise have been unavailable to AIC alone. AIC believes that this could potentially benefit AIC’s stockholders while helping to ensure that any such co-investment transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by AIC not “on a basis different from or less advantageous than that of other participants.”

The Affiliated Advisers are exposed to a large number of investment opportunities that could potentially be suitable for and attractive to AIC. Applicants believe that if AIC were able to co-invest with the Affiliated Funds to the extent contemplated in this Application, AIC could access potentially accretive investment opportunities that might not otherwise be available to it. In such cases, AIM would independently analyze the suitability of such potential investment vis-à-vis AIC’s investment objective, the availability of liquidity and capital, and the state of its investment portfolio at that time. Based on such analyses (performed separately for each such investment proposal), AIM would determine which opportunities are consistent with AIC’s investment objective and present such opportunities for the consideration of the Board in accordance with the terms of this Application.

In addition, AIM will present to the Board, on a quarterly basis, a record of each investment made by any Affiliated Fund during the preceding quarter that fell within AIC’s then current primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) that was not made available to AIC, but that would have been a Co-Investment Transaction if both one or more AIC Funds and one or more Affiliated Funds had invested in the opportunity, and an explanation of why the investment opportunity was not offered to AIC.

The same rationale supporting AIC’s participation in Co-Investment Transactions also applies to participation by the AIC Downstream Funds in Co-Investment Transactions. Although the AIC Downstream Funds ordinarily will not have boards of directors in the traditional corporate sense or as contemplated under the Act, each AIC Downstream Fund has an Independent Party that will perform the same type of analyses and make the same types of determinations in accordance with the conditions of this Application, as set forth in Section II.G. hereof, regarding a prospective Co-Investment Transaction as AIC’s Board would perform under the circumstances indicated above.5

B. APPLICABLE LAW

1. Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as

[5]	As described above, one or more AIC Funds may also co-invest with the other AIC Funds or with an Affiliated Fund. With respect to any Co-Investment Transaction among the AIC Funds, no relief is required because the AIC Funds’ affiliation with each other results solely from AIC’s control of the AIC Downstream Funds. As a result, Co-Investment Transactions among the AIC Funds would be exempt from the affiliated transaction prohibitions of Section 57(a) pursuant to Rule 57b-1.

made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In addition, Rule 17d-1 and other rules under Section 17(d) provide exemptions from a range of arrangements and transactions otherwise prohibited by Rule 17d-1.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth certain presumptions: that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.”

C. NEED FOR RELIEF

Co-Investment Transactions are prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.

The AIC Funds and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Apollo Global Management, LLC manage each of the Affiliated Funds, (ii) Apollo Global Management, LLC controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) in the future one or more AIC Downstream Funds may be managed by certain of AIC’s subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions.

D. REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Section 57(i) and Rule 17d-l to permit the AIC Funds to participate in Co-Investment Transactions with Affiliated Funds.

E. PRECEDENTS

The Commission has granted co-investment relief on numerous occasions in recent years.6 Although allocation formulae, approval procedures and presumptions may

[6]	Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

differ in detail as a result of circumstances and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on October 21, 2009 (the “Ridgewood Order”); to the extent the requested relief varies from the Ridgewood Order, the variations reflect the specific business necessities of Apollo Global Management, the AIC Funds and the Affiliated Funds, as well as the greater complexity of their organization in general.7 Applicants believe, however, that the relief requested herein is consistent with the policy underlying the Ridgewood Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

F. APPLICANT’S LEGAL ANALYSIS

In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the AIC Funds (or any person they control)

[7]	See note 6, supra.

in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the AIC Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. For each Co-Investment Transaction, one or more of the AIC Funds and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transaction. The applicable AIC Fund and the Affiliated Fund will invest according to fair and equitable principles of allocation established by the respective Adviser for the AIC Funds and the Affiliated Funds; if the aggregate amount recommended by the Adviser to be invested by the AIC Fund in a Co-Investment Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Co-Investment Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.

The terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the AIC Funds and do not involve overreaching by any person concerned, including the AIC Adviser. The decision for AIC to participate in any Co-Investment Transaction will be based on the recommendation of AIM and the approval of a required majority of the Eligible Directors, or in the case of any AIC Downstream

Fund, based on the recommendation of its Adviser and the approval of its Independent Party.

G. CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. If considering an investment opportunity that could result in a Co-Investment Transaction, the AIC Adviser of the AIC Fund will make an independent determination of the appropriateness of the AIC Fund’s participation in such Co-Investment Transaction in light of the AIC Fund’s then-current circumstances.

2.	(a) If the AIC Adviser deems the AIC Fund’s participation in any such investment opportunity to be appropriate for the AIC Fund, it will then determine an appropriate level of investment for the AIC Fund.

(b)

If the aggregate amount recommended by the AIC Adviser to be invested by the AIC Fund in such Co-Investment Transaction, together with the amount proposed to be invested by all Affiliated Funds, collectively, in the same Co-Investment Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment. In connection with an AIC Fund’s participation in a Co-Investment Transaction, the AIC Adviser will provide the Eligible Directors, or the Independent Party, as applicable, with information concerning the Affiliated Funds’ investment amounts to assist the Eligible Directors, or the Independent Party, as applicable, with their review of the AIC Fund’s investments for compliance with these allocation procedures.

(c)	After making the determinations required in conditions 1 and 2(a) above, the AIC Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by any Affiliated Fund, to the Eligible Directors, or the Independent Party, as applicable, for their consideration and will assist the Eligible Directors, or the Independent Party, as applicable, with their review of compliance with these allocation procedures. For such Co-Investment Transaction, an AIC Fund will co-invest with an Affiliated Fund only if, prior to the AIC Fund’s participation in the Co-Investment Transaction the Eligible Directors, or the Independent Party, as applicable, conclude that:

(i)	the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the AIC Fund or its equity holders;

(ii)	the Co-Investment Transaction is consistent with:

(A)	the interests of the AIC Fund’s equity holders; and

(B)	the AIC Fund’s investment objective and strategies (which in the case of AIC shall be as described in AIC’s registration statements on Form N-2 and other filings made with the Commission by AIC under the Securities Act of 1933, any reports filed by AIC with the Commission under the Securities Exchange Act of 1934 and AIC’s reports to stockholders);

(iii)	the investment by the Affiliated Fund(s) would not disadvantage the AIC Fund, and participation by the AIC Fund is not on a basis different from or less advantageous than that of such Affiliated Fund(s); provided, that if an Affiliated Fund, but not the AIC Fund, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer, the right to provision of information or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Eligible Directors, or the Independent Party, as applicable, from reaching the conclusions required by this condition 2(c)(iii), if:

(A)	the Eligible Directors, or the Independent Party, as applicable, shall have the right to ratify the selection of such director or board observer, if any, and

(B)	the AIC Adviser agrees to, and does, provide periodic reports to the Eligible Directors, or the Independent Party, as applicable, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(iv)	the proposed investment by the AIC Fund will not benefit any Adviser, any Affiliated Fund or any affiliated person thereof (other than any participating Affiliated Fund), except as permitted in condition 13 of this Application.

3. The AIC Fund has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount offered to the AIC Fund.

4. The AIC Adviser will present to AIC’s Board, or the Independent Party, as applicable, on a quarterly basis, a record of each investment made by any Affiliated Fund during the preceding quarter that fell within the AIC Fund’s then current primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) that was not made available to the AIC Fund, but that would have been a Co-Investment Transaction if both one or more AIC Funds and one or more Affiliated Funds had invested in the opportunity, and an explanation of why the investment opportunity was not offered to the AIC Fund. All information presented to the Board pursuant to this condition will be kept by AIM or AIC for the period set forth in Section 57(f) of the Act as if in connection with an investment approved by the Eligible Directors under Section 57(f) of the Act, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made pursuant to condition 8 below, no AIC Fund will invest in reliance on the Order in any portfolio company in which Apollo Global Management or any Affiliated Fund or, to the knowledge of Apollo Global Management, any affiliated person thereof (excluding, in the case of Apollo Global Management, the AIC Funds and portfolio companies of the AIC Funds and the Affiliated Funds), is an existing investor.

6. The AIC Funds will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of investments to be purchased, purchase date and registration rights (if any) will be the same for the AIC Funds and the Affiliated Funds participating in such Co-Investment Transaction. The grant to an Affiliated Fund, but not an AIC Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors, the right to provision of information or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7. If an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by an AIC Fund and an Affiliated Fund(s) in a Co-Investment Transaction and for which no liquid trading market exists, the AIC Adviser will:

(a) notify the AIC Fund of the proposed disposition at the earliest practical time; and

(b) unless all AIC Funds and all Affiliated Funds that have an investment in such security are making a pro rata disposition in accordance with their holdings, formulate a recommendation as to participation by the AIC Fund in any such disposition and provide a written recommendation to the Eligible Directors or Independent Party, as applicable. The AIC Fund will have the right to participate in such disposition at the same price and on the same terms and conditions as those applicable to the Affiliated Funds. The AIC Fund will participate in such disposition to the extent that a Required Majority or the Independent Party, as applicable, determines that it is in the AIC Fund’s best interests to do so. The AIC Fund and the Affiliated Fund(s) will bear their own expenses in connection with any such disposition.

8. If an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities are held by one or more AIC Funds and one or more Affiliated Funds, the AIC Adviser will:

(a) notify the AIC Fund of the proposed Follow-On Investment at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the AIC Fund and provide a written recommendation to the Eligible Directors or Independent Party, as applicable.

The Eligible Directors or Independent Party, as applicable, will make their own determination with respect to participation in Follow-On Investments. To the extent that:

(i) the amount of a Follow-On Investment is not based on the AIC Funds’ and the Affiliated Funds’ existing investments; and

(ii) the aggregate amount recommended by the AIC Adviser to be invested by the AIC Fund in such Follow-On Investment, together with the amount proposed to be invested by the Affiliated Funds in the same transaction, exceeds the amount of the Follow-On Investment opportunity, each AIC Fund will participate in such investment to the extent that the Required Majority, or Independent Party, as applicable, determines that it is in the AIC Fund’s best interest, provided that no AIC Fund shall be entitled to participate in an amount greater than its pro rata portion of such investments. The acquisition of Follow-On Investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9. The Independent Directors or Independent Party, as applicable, will be provided quarterly for review all information concerning completed Co-Investment Transactions, as well as proposed Co-Investment Transactions that were submitted to the Eligible Directors or Independent Party, as applicable, during the preceding quarter and declined, so that the Independent Directors or Independent Party, as applicable, may determine whether all completed Co-Investment Transactions entered into and all proposed Co-Investment Transactions that were considered by the Eligible Directors or Independent Party, as applicable, and declined, during the preceding quarter, comply with the conditions of the Order. In addition, the Independent Directors and each Independent Party will consider at least annually the continued appropriateness of the Co-Investment Transactions, including whether engaging in future Co-Investment Transactions pursuant to the Order continues to be in the best interests of the applicable AIC Fund and its equity holders and does not involve overreaching on the part of any person concerned.

10. AIC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

11. No Independent Director will also be a general partner, managing member or principal, or, except as a director, otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund. If an Independent Director also serves as a director for an Affiliated Fund, such director will not be considered an Eligible Director for Co-Investment Transaction decisions involving an AIC Fund and such Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities

Act of 1933) shall, to the extent not payable solely by Advisers, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 57(k)(2) of the Act, and administration fees) received in connection with any Co-Investment Transaction will be distributed to each AIC Fund and Affiliated Fund participating on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction, except to the extent that such a fee is paid in its entirety to the AIC Funds participating in the Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers or an Affiliate of the foregoing (other than the AIC Funds) will receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above (including break-up, structuring, monitoring or commitment fees), (ii) broker’s fees contemplated by Section 57(k)(2) of the Act, and (iii) administration compensation and investment advisory compensation paid in accordance with investment advisory agreements with each Affiliated Fund or AIC Fund, as applicable) as a result of or in connection with a Co-Investment Transaction.

III. PROCEDURAL MATTERS

A. COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Patrick J. Dalton

President and Chief Operating Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515 -3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0176

B. AUTHORIZATION

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 22nd day of November, 2011.

APOLLO INVESTMENT CORPORATION

By	/s/ John J. Suydam
Name: John J. Suydam
Title: Chief Legal Officer and Vice President

APOLLO ASSET MANAGEMENT, LLC

AIC CREDIT OPPORTUNITY FUND LLC

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO MANAGEMENT VI, L.P.

APOLLO MANAGEMENT VII, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO SVF MANAGEMENT, L.P.

APOLLO VALUE MANAGEMENT, L.P.

APOLLO ASIA MANAGEMENT, L.P.,

APOLLO EUROPE MANAGEMENT, L.P.

APOLLO EPF MANAGEMENT, L.P.

APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.

APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC

AGRE CMBS MANAGEMENT LLC

APOLLO CREDIT MANAGEMENT II, L.P.

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT MANAGEMENT II GP, LLC

APOLLO PALMETTO ATHENE ADVISORS, L.P.

APOLLO PRINCIPAL HOLDINGS IX GP, LTD.

APOLLO PRINCIPAL HOLDINGS V GP, LLC

APOLLO CREDIT MANAGEMENT, LLC

APOLLO ALTERNATIVE ASSETS, L.P.

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO CREDIT LIQUIDITY FUND, L.P.

ACLF CO-INVESTMENT FUND, L.P.

AP INVESTMENT EUROPE LIMITED

APOLLO STRATEGIC VALUE MASTER FUND, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

APOLLO VALUE INVESTMENT MASTER FUND, L.P.

APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.

APOLLO CREDIT OPPORTUNITY FUND I, L.P.

APOLLO CREDIT OPPORTUNITY FUND II, L.P.

APOLLO CREDIT CO-INVEST II, L.P.

APOLLO INVESTMENT FUND VI, L.P.

APOLLO OVERSEAS PARTNERS VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

APOLLO INVESTMENT FUND VII, L.P.

APOLLO OVERSEAS PARTNERS VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.

APOLLO INVESTMENT FUND (PB) VII, L.P.

ACREFI MANAGEMENT, LLC

APOLLO CREDIT CO-INVEST I, L.P.

AAA INVESTMENTS, L.P.

AGRE CMBS FUND L.P.

APOLLO CREDIT SENIOR LOAN FUND, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND (FEEDER), L.P.

APOLLO PRINCIPAL HOLDINGS IX, L.P.

APOLLO PRINCIPAL HOLDINGS V, L.P.

APOLLO/PALMETTO LOAN PORTFOLIO, L.P.

LYXOR/APOLLO DISTRESSED FUND LIMITED

PERMAL APOLLO VALUE INVESTMENT FUND, LTD.

ALM IV, LTD.,

AGRE U.S. REAL ESTATE FUND, L.P.,

ALM LOAN FUNDING V, LLC,

APOLLO LONGEVITY, LLC

COF II CLO II, LLC,

ALM LOAN FUNDING 2010-1, LTD.,

ALM LOAN FUNDING 2010-2 (P), LTD.,

ALM LOAN FUNDING 2010-3, LTD.,

A-A EUROPEAN SENIOR DEBT FUND, L.P,

APOLLO MANAGEMENT SINGAPORE PTE. LTD.,

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.,

APOLLO EUROPEAN STRATEGIC INVESTMENTS, L.P.,

APOLLO RESIDENTIAL MORTGAGE, INC.,

ARM MANAGER, LLC,

APOLLO GLOBAL REAL ESTATE MANAGEMENT GP, LLC,

AGRE DEBT FUND I, L.P.,

AGRE – CRE DEBT MANAGER, LLC,

ARM I, LLC,

ARM II, LLC,

ARM OPERATING LLC,

APOLLO NATURAL RESOURCES PARTNERS, L.P.,

APOLLO COMMODITIES MANAGEMENT, L.P.,

FINANCIAL CREDIT INVESTMENT I, L.P.,

FINANCIAL CREDIT INVESTMENT I MANAGER, LLC

A-A EUROPEAN SENIOR DEBT FUND, L.P.

APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC

APOLLO ASIA OPPORTUNITY FUND, L.P.

APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.

APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ M. Kidd
Name:	M. Kidd
Title:	Class B Manager

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

APOLLO/JH LOAN PORTFOLIO, L.P.

By:	/s/ Josh Harris
Name:	Josh Harris
Title:	Authorized Person

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of November 22, 2011 for and on behalf of Apollo Investment Corporation; that he is the Chief Legal Officer and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer and Vice President

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of November 22, 2011 for and on behalf of Apollo Asset Management, LLC, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/JH Loan Portfolio, L.P., Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo Distressed Fund Limited, Permal Apollo Value Investment Fund, Ltd., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-1, Ltd., ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P, Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments, L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, ARM I, LLC, ARM II, LLC, ARM Operating LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, A-A

European Senior Debt Fund, L.P., Apollo European Senior Debt Management, LLC, Apollo Asia Opportunity Fund, L.P., Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., and Apollo Credit Management (Senior Loans), LLC that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO ASSET MANAGEMENT, LLC

AIC CREDIT OPPORTUNITY FUND LLC

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO MANAGEMENT VI, L.P.

APOLLO MANAGEMENT VII, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO SVF MANAGEMENT, L.P.

APOLLO VALUE MANAGEMENT, L.P.

APOLLO ASIA MANAGEMENT, L.P.,

APOLLO EUROPE MANAGEMENT, L.P.

APOLLO EPF MANAGEMENT, L.P.

APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.

APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC

AGRE CMBS MANAGEMENT LLC

APOLLO CREDIT MANAGEMENT II, L.P.

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT MANAGEMENT II GP, LLC

APOLLO PALMETTO ATHENE ADVISORS, L.P.

APOLLO PRINCIPAL HOLDINGS IX GP, LTD.

APOLLO PRINCIPAL HOLDINGS V GP, LLC

APOLLO CREDIT MANAGEMENT, LLC

APOLLO ALTERNATIVE ASSETS, L.P.

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO CREDIT LIQUIDITY FUND, L.P.

ACLF CO-INVESTMENT FUND, L.P.

AP INVESTMENT EUROPE LIMITED

APOLLO STRATEGIC VALUE MASTER FUND, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

APOLLO VALUE INVESTMENT MASTER FUND, L.P.

APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.

APOLLO CREDIT OPPORTUNITY FUND I, L.P.

APOLLO CREDIT OPPORTUNITY FUND II, L.P.

APOLLO CREDIT CO-INVEST II, L.P.

APOLLO INVESTMENT FUND VI, L.P.

APOLLO OVERSEAS PARTNERS VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

APOLLO INVESTMENT FUND VII, L.P.

APOLLO OVERSEAS PARTNERS VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.

APOLLO INVESTMENT FUND (PB) VII, L.P.

ACREFI MANAGEMENT, LLC

APOLLO CREDIT CO-INVEST I, L.P.

AAA INVESTMENTS, L.P.

AGRE CMBS FUND L.P.

APOLLO CREDIT SENIOR LOAN FUND, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND (FEEDER), L.P.

APOLLO PRINCIPAL HOLDINGS IX, L.P.

APOLLO PRINCIPAL HOLDINGS V, L.P.

APOLLO/PALMETTO LOAN PORTFOLIO, L.P.

LYXOR/APOLLO DISTRESSED FUND LIMITED

PERMAL APOLLO VALUE INVESTMENT FUND, LTD.

ALM IV, LTD.,

AGRE U.S. REAL ESTATE FUND, L.P.,

ALM LOAN FUNDING V, LLC,

APOLLO LONGEVITY, LLC

COF II CLO II, LLC,

ALM LOAN FUNDING 2010-1, LTD.,

ALM LOAN FUNDING 2010-2 (P), LTD.,

ALM LOAN FUNDING 2010-3, LTD.,

A-A EUROPEAN SENIOR DEBT FUND, L.P,

APOLLO MANAGEMENT SINGAPORE PTE. LTD.,

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.,

APOLLO EUROPEAN STRATEGIC INVESTMENTS, L.P.,

APOLLO RESIDENTIAL MORTGAGE, INC.,

ARM MANAGER, LLC,

APOLLO GLOBAL REAL ESTATE MANAGEMENT GP, LLC,

AGRE DEBT FUND I, L.P.,

AGRE – CRE DEBT MANAGER, LLC,

ARM I, LLC,

ARM II, LLC,

ARM OPERATING LLC,

APOLLO NATURAL RESOURCES PARTNERS, L.P.,

APOLLO COMMODITIES MANAGEMENT, L.P.,

FINANCIAL CREDIT INVESTMENT I, L.P.,

FINANCIAL CREDIT INVESTMENT I MANAGER, LLC

A-A EUROPEAN SENIOR DEBT FUND, L.P.

APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC

APOLLO ASIA OPPORTUNITY FUND, L.P.

APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.

APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE

FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ M. Kidd
Name:	M. Kidd
Title:	Class B Manager

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

APOLLO/JH LOAN PORTFOLIO, L.P.

By:	/s/ Josh Harris
Name:	Josh Harris
Title:	Authorized Person

EXHIBIT A

Resolutions of the Board of Directors of

Apollo Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section II of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.